Exhibit 21

SUBSIDIARIES OF REGISTRANT

Subsidiary	State of Incorporation
MVB Marion, Inc.	West Virginia
MVB Harrison, Inc.	West Virginia
MVB-East, Inc.	West Virginia
MVB Financial Statutory Trust I	Connecticut

MVB Marion, Inc., MVB Harrison, Inc., and MVB-East, Inc., own 100% of MVB Bank, Inc., which in turn owns 100% of MVB Insurance, LLC, a West Virginia limited liability company.